SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 25, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, February 25, 2025 regarding “Ericsson announces changes to the Executive Team and to the Market Area structure”

PRESS RELEASE February 25, 2025

Ericsson announces changes to the Executive Team and to the Market Area structure

•	Per Narvinger, currently Head of Business Area Cloud Software and Services, is appointed Executive Vice President and new Head of Business Area Networks as of March 15, 2025

•	Jenny Lindqvist, currently Head of Market Area Europe & Latin America, is appointed new Head of Business Area Cloud Software and Services as of March 15, 2025

•	Creation of two new Market Areas – Market Area Americas headed by Yossi Cohen and Market Area Europe, Middle East and Africa, headed by Patrick Johansson

•	Fredrik Jejdling, currently Head of Business Area Networks, will step down from his position on March 15, 2025, and leave Ericsson on June 30, 2025

Ericsson (NASDAQ: ERIC) today announces changes to its Executive Team and to its global operating structure. Ericsson has decided to consolidate its regional structure, organizing the market areas in a more efficient way.

Ericsson today also announces that Per Narvinger, who has headed Cloud Software and Services since 2022, has been appointed Executive Vice President and to head up Ericsson’s Business Area Networks. Per Narvinger has been with Ericsson since 1997 in a range of global roles, joining the Executive Team in 2022.

Jenny Lindqvist, who currently runs Ericsson’s Europe and Latin America business, will replace Per Narvinger as Head of Cloud Software and Services. Jenny Lindqvist has held a variety of leadership positions at Ericsson, joining Ericsson in 2010 and the Executive Team in 2023.

Börje Ekholm, President and CEO of Ericsson, comments: “I’m pleased to appoint Per and Jenny to head up our Networks and Cloud Software and Services businesses. They are strong leaders in Ericsson, each having made an impact on the organization since joining my Executive Team.”

Börje Ekholm continues: “Per has led a turnaround of Cloud Software and Services and his extensive experience from different parts of Ericsson, coupled with his deep technological understanding and proven leadership skills will ensure that Networks continues to benefit from our product leadership position, with the best high performing and programmable networks in the industry.”

“Jenny has a deep understanding of our industry and is a strong leader with a proven capacity of leveraging our technology leadership to enable customer value and build strong customer partnerships. She has performed very strongly during her tenure at Market Area Europe & Latin America and I’m very pleased that she will head Cloud Software and Services going forward.”

In Ericsson’s new operating structure, two new market areas are created.

1 (3)

PRESS RELEASE February 25, 2025

Börje Ekholm says: “We are constantly looking for ways to improve customer experience and efficiencies. By combining three Market Areas into two, we see opportunities for efficiencies while maintaining the customer focus.”

The three impacted Market Areas are Market Area Europe & Latin America, Market Area North America, and Market Area Middle East & Africa. The two new Market Areas will be Market Area Americas headed by Yossi Cohen and Market Area Europe, Middle East & Africa headed by Patrick Johansson.

Ericsson is today also announcing that Fredrik Jejdling, Ericsson’s long-serving head of Networks, will step down from his role on March 15, 2025, remaining as an executive advisor to the business until June 30, 2025. Fredrik Jejdling has been with Ericsson since 2006 and has been a member of the Company’s Executive Team since 2017.

Börje Ekholm says: “Fredrik has been a valued member of the Executive Team for almost 8 years and has led the success of our Networks business and thereby contributed to the turn-around of Ericsson in 2017. He has contributed to Ericsson’s position with the industry’s leading programmable networks that allow for differentiated connectivity, which will open up new use-cases and increased network monetization and ultimately allow our customers to increase their investments in network infrastructure. We have now mutually agreed and come to the conclusion that this is a good time for a change in the Executive Team. As a result, Fredrik will leave Ericsson to take on new challenges. We thank Fredrik for all his good work for Ericsson, and we wish him all the best in his future endeavors.”

Fredrik Jejdling comments: “It has been a true privilege to work at Ericsson for almost two decades and as Head of Business Area Networks since 2017. Our technology leadership enables us to drive the momentum around programmable networks for differentiated connectivity where customers increasingly recognize the benefits of making mobile networks accessible through APIs. As we have laid the foundation for the future success of Networks, where we will focus on key software deliveries and on staying a champion in markets like the US, India and Japan, I feel that this is a good time to move on to new opportunities.”

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

2 (3)

PRESS RELEASE February 25, 2025

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

3 (3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: February 25, 2025